Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 37% INCREASE IN ADJUSTED NET INCOME AND RECORD $155.5 MILLION BACKLOG IN FOURTH QUARTER 2007

Annual revenues reach record $59.2 million, up 37% over 2006

Fourth Quarter Highlights (compared to fourth quarter 2006)
■	Revenues reach $16.3 million, up 36%
■	Adjusted net income up 37% reaching record $3.6 million (GAAP net income, $3.2 million)
■	Introduce new 2008 revenue guidance; expect to surpass $75 million in revenues
■	Cash, cash equivalents & marketable securities further increased to $63.4 million

OMER, Israel – January 31, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three and twelve months ended December 31, 2007.

Fourth Quarter Results:
Revenues for the fourth quarter of 2007 totaled a record $16.3 million, an increase of 36% compared to $12.0 million in the fourth quarter of 2006.

Backlog of signed agreements, as of December 31, 2007, reached a record $155.5 million, an increase of $18.2 million from the $137.3 million backlog of signed agreements as of September 30, 2007.

Operating income for the fourth quarter of 2007 totaled $3.3 million, a 70% increase compared to $1.9 million in the fourth quarter of 2006.

Adjusted net income for the fourth quarter of 2007 totaled $3.6 million, an increase of 37% compared to $2.6 million in the fourth quarter of 2006. Adjusted net income per diluted share totaled $0.21, compared to $0.17 in the fourth quarter of 2006.

Net income on a GAAP basis for the fourth quarter of 2007 was $3.2 million, an increase of 84% compared to $1.7 million, in the fourth quarter of 2006. Net income per diluted share on a GAAP basis was $0.18, compared with $0.11 in the fourth quarter of 2006.

Adjusted EBITDA for the fourth quarter of 2007 totaled $4.2 million, an increase of 15% compared to $3.6 million in the fourth quarter of 2006.

Cash, cash equivalents and marketable securities as at December 31, 2007 were $63.4 million, compared with $59.9 million as at September 30, 2007. During the quarter, the Company generated $4.7 million in operating cash flow, excluding the $0.8 million generated from marketable securities, and presented as an inflow under the GAAP operating cash flow.

Full Year:
Revenues for the full year 2007 totaled a record $59.2 million, an increase of 37% compared to $43.3 million in 2006. Operating income for 2007 totaled $12.0 million, a 28% increase compared to $9.4 million in 2006. Adjusted net income for 2007 totaled $12.3 million, an increase of 52% compared to $8.1 million in 2006. Net income on a GAAP basis for 2007 was $11.4 million, an increase of 56% compared to $7.3 million, in 2006. Adjusted EBITDA for 2007 totaled $15.4 million, an increase of 20% compared to $12.8 million in 2006.

David Rivel, Founder and CEO of RRsat commented, “2007 has been a major year for RRsat. During the year, we continued to expand our global network, forging new partnerships with satellite organizations, while laying additional fiber infrastructure to new regions and cities throughout Europe and North America. This year was also a milestone year in terms of new customers. Throughout 2007, we commenced a total of 60 new contracts, 27 of which were follow-on contracts with existing customers seeking to expand their relationship with RRsat, bringing the total number of channels we broadcast to over 400 at the end of the year. Finally, we culminated the year with a record $155.5 million in backlog of signed contracts, offering us visibility well into 2008 and beyond, attesting to the true strength of our business model.”

“Looking ahead to 2008, we will continue to seek to enhance our customer base both by leveraging our premier global network, while identifying additional growth drivers which will serve to enhance our services to both our existing customers and to new customers. This, by expanding geographically, while introducing additional innovative solutions, mainly in the promising and evolving market of Internet TV. We expect 2008 annual revenues to be in the range of $75 – $76 million, with revenues in the first quarter of 2008 in the range of $17.3 – $17.7 million,” concluded Mr. Rivel.

Conference Call Information
The Company will hold a conference call scheduled later today, January 31, 2008 at 10:00 am ET (07:00 am PT; 03:00 pm UK Time; 05:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141	UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609	International Dial-in Number: +972 3 918 0609

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com. In addition, a telephone replay will be available for two days following the call. To access the replay dial one of the following: 1 877 456 0009 (US) and +972 3 925 5940 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133, the resulting income tax (increase) decrease and one-time expenses in the fourth quarter of 2006 relating to the IPO and related taxes.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization and one-time expenses in the fourth quarter of 2006 relating to the IPO and related taxes. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Year ended		Three months ended
	Dec-31 2007	Dec-31 2006	Dec-31 2007	Dec-31 2006

Revenues	$59,221	$43,284	$16,332	$12,041

Cost of revenues	38,419	27,451	10,769	7,698

Gross profit	20,802	15,833	5,563	4,343

Operating expenses

Sales and marketing	3,017	1,831	842	430

General and administrative	5,767	3,588	1,466	998

One time fees associated with IPO	-	1,000	-	1,000

Total operating expenses	8,784	6,419	2,308	2,428

Operating income	12,018	9,414	3,255	1,915

Interest and marketable
securities income	2,631	450	720	328
Currency fluctuation and
other financing income, net	329	374	211	147

Changes in fair value of
embedded currency
conversion derivatives	(646)	243	(420)	21

Other income, net	4	4	-	-

Income before taxes on
income	14,336	10,485	3,766	2,411
Income taxes	2,932	3,180	553	664

Net income	$11,404	$7,305	$3,213	$1,747

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont'd)

	Year ended		Three months ended
	Dec-31 2007	Dec-31 2006	Dec-31 2007	Dec-31 2006

Income per ordinary share

Basic income per ordinary
share	0.66	0.53	0.19	0.11

Diluted income per
ordinary share	0.65	0.53	0.18	0.11

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,249,710	13,746,467	17,271,941	15,843,967

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,418,180	13,793,694	17,472,282	15,889,796

RRsat Global Communications Network Ltd and its subsidiaries

Reconciliation of Adjusted Net Income and Adjusted EBITDA
in thousands except per share data

	Year ended		Three months ended
	Dec-31 2007	Dec-31 2006	Dec-31 2007	Dec-31 2006

Reconciliation of Net Income to
Adjusted Net Income:
Net income - as reported	$11,404	$7,305	$3,213	$1,747
Non-cash equity-based compensation
charge	411	117	102	73
Changes in fair value of embedded
currency conversion derivatives	646	(243)	420	(21)
Change in deferred tax on embedded
derivatives	(181)	71	(115)	2
One time fees associated with the IPO	-	1,000	-	1,000
Taxes on one time management fee	-	(155)	-	(155)

Adjusted net income	$12,280	$8,095	$3,620	$2,646

Adjusted net income per diluted
ordinary share	$0.71	$0.59	$0.21	$0.17

Reconciliation of Net Income to
Adjusted EBITDA:
Net income - as reported	$11,404	$7,305	$3,213	$1,747
Interest and marketable securities
income	(2,631)	(450)	(720)	(328)
Currency fluctuation and other
financial (income) expenses, net	(329)	(374)	(211)	(147)
Changes in fair value of embedded
currency conversion derivatives	646	(243)	420	(21)

Other income, net	(4)	(4)	-	-

Income tax expense	2,932	3,180	553	664

One time fees associated with the IPO	-	1,000	-	1,000
Non-cash equity-based compensation
charge	411	117	102	73

Depreciation and amortization	2,979	2,274	810	651

Adjusted EBITDA	15,408	12,805	4,167	3,639

RRSat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands, except share data

	December 31 2006	December 31 2007

Current assets
Cash and cash equivalents	$51,393	$28,409
Marketable securities	1,454	28,291
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,882
and $ 987 as of December 31, 2007 and December 31,
2006, respectively)	10,187	10,421

Other	797	518
Fair value of embedded currency conversion derivatives	743	1,303

Related parties	64	14

Deferred taxes	184	711

Prepaid expenses	215	919

Total current assets	65,037	70,586

Deposits and long-term receivables	1,018	1,104

Marketable securities	-	6,722

Assets held for employee severance payments	626	987

Fixed assets, at cost, less accumulated depreciation
and amortization	12,452	15,991

Total assets	$79,133	$95,390

RRSat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (cont'd)

	December 31 2006	December 31 2007

Liabilities and shareholders' equity

Current liabilities
Account payable:
Trade	$4,488	$5,040
Other	1,845	1,559
Fair value of embedded currency conversion derivatives	410	1,616
Related parties	27	26
Deferred income	3,992	5,191

Total current liabilities	10,762	13,432

Long-term liabilities
Deferred income	3,945	5,169
Liability in respect of employee severance payments	660	1,011
Deferred taxes	421	619

Total long-term liabilities	5,026	6,799

Total liabilities	15,788	20,231

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of December 31, 2007 and December 31, 2006,
17,286,762 and 17,242,300 shares issued and fully paid as of
December 31, 2007 and December 31, 2006, respectively)	40	40
Additional paid in capital	51,280	51,691
Retained earnings	12,025	23,429
Accumulated other comprehensive loss	-	(1)

Total shareholders' equity	63,345	75,159

Total liabilities and shareholders' equity	$79,133	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Year end December 31		Three months ended December 31
	2006	2007	2006	2007

Cash flows from operating activities
Net income	$7,305	$11,404	$1,747	$3,213
Adjustments required to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	2,274	2,979	651	810

Provision for losses in account receivable	618	895	445	286

Deferred taxes	32	(329)	33	(169)
Interest and amortization of held-to-maturity
securities	-	(1,361)	-	(416)
Interest and amortization of available for sale
securities	-	(18)	-	(18)
Changes in liability for employee severance
payments, net	23	(10)	(83)	(121)
Capital gains on sale of fixed assets, net	(1)	(4)	3	-

Expenses in relation of options granted	117	411	73	102
Changes in fair value of embedded currency
conversion derivatives	(243)	646	(21)	420

Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(232)	(2,013)	(78)	844
Decrease (increase) in account receivable- trade	(5,180)	(1,129)	(921)	(1,397)

Decrease (increase) in related parties, net	(37)	49	(37)	60

Decrease in account receivable - other	25	279	256	568
Decrease (increase) in prepaid expenses	127	(704)	232	167
Decrease (Increase) in deposits and long-term
receivables	(227)	(86)	9	(292)

Increase in account payables	1,912	128	527	677
Increase in deferred income	3,306	2,423	1,766	761

Net cash provided by operating activities	$9,819	$13,560	$4,602	$5,495

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows (cont'd)

In thousands

	Year ended December 31		Three months ended December 31
	2006	2007	2006	2007

Cash flows from investing activities
Investment in fixed assets	$(5,903)	$(6,385)	$(1,497)	$(1,342)

Investment in securities available for sale	-	(2,000)	-	(2,000)
Investment in securities held to maturity	-	(35,037)	-	94
Proceeds from securities held to maturity	-	5,807	-	4,216
Proceeds from securities available for sale	-	1,062	-	1,062
Proceeds from sale of fixed assets	1	9	(4)	(3)

Net cash (provided by) used in investing activities	(5,902)	(36,544)	(1,501)	2,027

Cash flows from financing activities
Dividend paid	(1,975)	-	-
Proceeds from issuance of ordinary shares net of
offering cost of $5,046	47,391	-	47,652	-
Decrease in short term credit	-	-	-	(177)

Net cash provided by (used in) financing activities	45,416	-	47,652	(177)

Increase (decrease) in
cash and cash equivalents	49,333	(22,984)	50,753	7,345

Balance of cash and cash equivalents at beginning
of period	2,060	51,393	640	21,064

Balance of cash and cash equivalents at end of
period	$51,393	$28,409	$51,393	$28,409

A. Non-cash transactions

Investment in fixed assets	-	$138	-	$138

B. Supplementary cash flow information

Income taxes paid	$2,941	$3,650	$401	$711